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09059265

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47814

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MGO Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 E. Ninth St., Suite 1400
(No. and Street)

Cleveland (City) Ohio (State) 44114 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jennifer L. Fallows, CPA Controller 216-771-4242
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sustin, Bartell & Waldman, Ltd.
(Name – *if individual, state last, first, middle name*)

1801 E. Ninth St.
920 Ohio Savings Plaza (Address) Cleveland (City) Ohio (State) 44114 (Zip Code)

SEC Mail Processing Section

MAR 02 2009

Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/19

OATH OR AFFIRMATION

I, Michael B. Moskal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MGO Securities Corp., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

RICHARD A. WEISS, Attorney
NOTARY PUBLIC - STATE OF OHIO
My commission has no expiration date.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition: Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MGO SECURITIES CORP.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008 AND 2007

(See Independent Auditors' Report)

MGO SECURITIES CORP.

TABLE OF CONTENTS

YEARS ENDED DECEMBER 31, 2008 AND 2007

SUSTIN, BARTELL & WALDMAN, LTD.
CERTIFIED PUBLIC ACCOUNTANTS
920 AmTrust Bank Center
1801 East Ninth Street
Cleveland, Ohio 44114-3103

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
MGO Securities Corporation
Cleveland, Ohio

We have audited the accompanying statement of financial condition of MGO Securities Corp. as of December 31, 2008 and 2007, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MGO Securities Corp. as of December 31, 2008 and 2007, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Sustin, Bartell & Waldman, LTD

February 26, 2009

Phone: (216) 621-1180 • Fax: (216) 621-7870
www.sbwltd.com

MGO SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS		
CURRENT ASSETS		
Cash and short-term cash investments	$ **15,000**	$ 15,000
Commissions receivable	**27,985**	44,961
	$ **42,985**	$ 59,961
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Payable to parent	$ **4,117**	$ 1,554
STOCKHOLDER'S EQUITY		
Common stock, $1 par value, 500 shares authorized, 100 shares issued and outstanding	**100**	100
Paid-in surplus	**9,900**	9,900
Retained earnings	**28,868**	48,407
Total Stockholder's Equity	**38,868**	58,407
	$ **42,985**	$ 59,961

See Independent Auditors' Report

See Notes to the Financial Statements

MGO SECURITIES CORP.

STATEMENT OF INCOME

YEARS ENDED DECEMBER 31, 2008 AND 2007

		2008	2007
REVENUE			
Commissions		$ **700,330**	$ 889,452
Other		**0**	35,000
	Total Revenue	**700,330**	924,452
EXPENSES		**121,067**	133,585
Net Income		$ **579,263**	$ 790,867

See Independent Auditors' Report

See Notes to the Financial Statements

MGO SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEARS ENDED DECEMBER 31, 2008 AND 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings
Stockholder's Equity, January 1, 2007	$ 100	$ 9,900	$ 51,516
Net Income			790,867
Dividend paid to parent			(793,976)
Stockholder's Equity, January 1, 2008	100	9,900	48,407
Net Income			579,263
Dividend paid to parent			(598,802)
Stockholder's Equity, December 31, 2008	$ 100	$ 9,900	$ 28,868

See Independent Auditors' Report

See Notes to the Financial Statements

MGO SECURITIES CORP.

STATEMENT OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2008 AND 2007

		2008		2007
Cash Flows from Operating Activities:				
Net Income	$	**579,263**	$	790,867
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:				
Decrease in commissions receivable		**16,976**		3,126
Increase (decrease) in payable to parent		**2,563**		(17)
Net Cash Provided by Operating Activities		**598,802**		793,976
Cash Flows from Financing Activities:				
Dividends paid to parent		**(598,802)**		(793,976)
Decrease in Cash and short-term cash investments		**0**		0
Cash and short-term cash investments, Beginning		**15,000**		15,000
Cash and short-term cash investments, Ending	$	**15,000**	$	15,000

See Independent Auditors' Report

See Notes to the Financial Statements

NOTE 1 – NATURE OF OPERATIONS

MGO Securities Corp. (the Company) was incorporated on October 5, 1994. The Company is a broker-dealer registered with the Securities and Exchange Commission. The Company does not take custody of any securities nor does it trade on its own account. The Company is a wholly-owned subsidiary of Moskal Gross Orchosky, Inc.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The Company prepares its financial statements on the accrual basis of accounting.

Cash and Short-term Cash Investments – Cash includes monies in checking accounts, change funds, certificates of deposit and savings accounts. Currently, all monies are in a checking account.

Commissions Receivable – Commissions receivable represent fees not yet received on brokered transactions. An allowance for doubtful accounts is not considered necessary as management believes all balances are collectible.

Income Taxes – The Company is a member of an affiliated group, along with its parent company, Moskal Gross Orchosky, Inc., which has elected to file a consolidated federal income tax return. The consolidated return is prepared on the cash method of accounting and income taxes paid on the consolidated income tax return are immaterial in amount. MGO Securities Corp.'s portion of the income taxes paid on a consolidated basis, therefore, is not material to these financial statements and no provision is included herein.

Stockholder's Equity – The Company regularly declares and pays dividends to its parent company.

Net Capital Requirement and Required Reserve Requirements – The Company's current amount of net capital is $11,617 and $14,285 for years ended December 31, 2008 and 2007, respectively. The Company's reserve requirement is $5,000 pursuant to Title 17, Sec. 240.15c3-1(a)(2)(VI) of the Securities Exchange Act of 1934. See Schedule A included in supplementary information and separate independent auditor's report thereon.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements.

NOTE 3 – EXPENSE REIMBURSEMENT

The Company reimburses its parent company for certain expenses incurred on its behalf. Total expenses reimbursed amounted to $107,008 and $122,223 of which $4,117 and $1,554 is accrued as of December 31, 2008 and 2007, respectively.

NOTE 4 – CONCENTRATION

Approximately ninety seven percent (97%) of the Company's total revenue is generated through trades with one family of investment programs. However, alternative fund families exist which would not put the Company's revenue at risk.

NOTE 5 – CONTINGENCIES

The Company is not contingently liable on any contracts or obligations.

NOTE 6 – LITIGATION

The Company is currently not a defendant in any litigation. Furthermore, the Company is not aware of any situation which would result in litigation.

NOTE 7 – ACCOUNTING PRONOUNCEMENT

In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), which was to be effective for fiscal years beginning after December 15, 2006. The interpretation was intended to clarify "accounting for uncertainty in income taxes recognized in the enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes" (FASB 109).

On December 30, 2008, FASB Staff Position on FIN 48 (FIN 48-3) was issued which allows certain nonpublic enterprises to elect to defer the effective date of FIN 48 to fiscal years beginning after December 15, 2008. The Company has elected to defer implementation of FIN 48 in accordance with FIN 48-3.

With respect to accounting for tax positions, the Company's policy is to annually review its obligation for filing income tax returns with various state, local or international taxing authorities. As such, management believes that the technical merits of positions taken are, "more-likely-than-not, " sustainable if subject to challenge.

SUPPLEMENTARY INFORMATION

SUSTIN, BARTELL & WALDMAN, LTD.
CERTIFIED PUBLIC ACCOUNTANTS
920 AmTrust Bank Center
1801 East Ninth Street
Cleveland, Ohio 44114-3103

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors and Stockholders
MGO Securities Corp.
Cleveland, Ohio

We have audited the accompanying financial statements of MGO Securities Corp. as of and for the years ended December 31, 2008 and 2007, and have issued our report thereon dated February 26, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule A is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sustin, Bartell & Waldman, LTD.

February 26, 2009

Phone: (216) 621-1180 • Fax: (216) 621-7870
www.sbwltd.com

MGO SECURITIES CORP.

SCHEDULE A - STATEMENT OF NET CAPITAL

YEARS ENDED DECEMBER 31, 2008 AND 2007

		2008		2007
Total Ownership Equity	$	**38,868**	$	58,407
Deductions and/or charges				
Nonallowable assets		**(27,251)**		(44,122)
Net Capital	$	**11,617**	$	14,285

See Independent Auditors' Report on Supplementary Information